

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 15, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AXIOS Sustainable Growth Acquisition Corporation, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, one right and one redeemable warrant

- Class A ordinary shares, par value $0.0001 per share

- Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50

- Rights to receive one-tenth (1/10) of one Class A ordinary share

Sincerely,